Mail Stop 4561
via fax (513) 723-3402

September 12, 2006

Mr. James F. Orr
Chief Executive Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, OH 45202

> **Re: Convergys Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 6, 2006**
> **File No. 001-14379**

Dear Mr. Orr:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Very truly yours,

Kathleen Collins
Accounting Branch Chief